FORM 4            U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 X   Check this box if no longer           OMB APPROVAL
     subject to Section 16.  Form 4 or     OME Number 3235-0287
     Form 5 obligations may continue.      Expires:April 30,1997
     See Instruction 1(b).                 Estimated average
                                           burden hours per
                                           response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934. Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     Peipers             David          H.
       (Last)           (First)      (Middle)

     610 Fifth Avenue, Room 605
             (Street)

     New York            New York       10020
        (City)             (State)       (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Delta-Omega Technologies, Inc. (DOTK)

3.   IRS or Social Security Number of Reporting Persons
     (Voluntary)

     ###-##-####

4.   Statement for Month/Year

     7/96

5.   If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

     X   Director                   X  10% Owner
         Officer (give title           Other (specify
                   below)                      below)

                                 TABLE I
                    NON-DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of              2. Transaction      3. Transaction
   Security                 Date                Code



4. Securities Acquired (A) or Disposed of (D)

   Amount      (A) or (D)     Price



5. Amount of Securities Beneficially Owned at End of Month


6. Ownership Form: Direct (D) or Indirect (I)


7. Nature of Indirect Beneficial Ownership



                                 TABLE II
                      DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security

   Preferred Stock


2. Conversion or Exercise Price of Derivative Security


3. Transaction Date (Month/Day/Year)

   7/12/96

4. Transaction Code

   (P)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

   (A)

6. Date Exercisable:     Expiration Date (Month/Day/Year)

   7/1/96                6/30/2001


7. Title and Amount of Underlying Securities

   Common    130,000(2)


8. Price of Derivative Security


9.  Number of Derivative Securities Beneficially Owned at End of
    Month


10. Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)

    (I)

11. Nature of Indirect Beneficial Ownership

    (1)


1. Title of Derivative Security

   Class Z Warrants


2. Conversion or Exercise Price of Derivative Security

   $.75

3. Transaction Date (Month/Day/Year)

   7/12/96

4. Transaction Code

   (P)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

   (A)

6. Date Exercisable:     Expiration Date (Month/Day/Year)

   7/1/96                7/1/2000


7. Title and Amount of Underlying Securities

   Common    130,000(2)


8. Price of Derivative Security


9.  Number of Derivative Securities Beneficially Owned at End of
    Month


10. Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)

    (I)

11. Nature of Indirect Beneficial Ownership

    (1)


Explanation of Responses:

(1)  Securities are beneficially owned by Winsome Limited
     Partnership (f/k/a The Crossroads Limited Partnership), of which David H. Peipers is the sole general partner.

(2) The Preferred Stock and Class Z Warrants were purchased as a unit. The purchase price was $.75 per unit.


                    /s/ James V. Janes, III     August 9, 1996
                    Attorney-in-Fact for
                    David H. Peipers

                    Signature of Reporting          Date
                          Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.